Exhibit 99.6

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity: Opthea Limited

ABN 32 006 340 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Megan Baldwin
Date of last notice	5 April 2019

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct and Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Gaja Holdings: Megan Baldwin is closely related to the beneficiary of the account.

Date of change	4 March 2021

No. of securities held prior to change

987,723 ordinary shares fully paid.

4,000,000 unquoted options to acquire fully paid ordinary shares at an exercise price of $0.48, expiring on 7 March 2021, granted under the LTIP.

3,000,000 unquoted options to acquire fully paid ordinary shares at an exercise price of $0.855, expiring on 29 November 2022, granted under the LTIP.

Class	Ordinary shares

Number acquired	2,851,675 ordinary shares fully paid

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Number disposed	nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Unquoted options exercised on a cashless basis at $0.48 per ordinary share.

No. of securities held after change

Indirect: 2,851,675 ordinary shares fully paid

Direct:

987,723 ordinary shares fully paid.

3,000,000 unquoted options to acquire fully paid ordinary shares at an exercise price of $0.855, expiring on 29 November 2022, granted under the LTIP.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of unquoted options

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 3 - +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	N/A

If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A

If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3